Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solgaard Design Inc.
1151 Broadway Suite 3S
New York, NY 10001
www.solgaard.co

Up to $1,070,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Solgaard Design Inc.
Address: 1151 Broadway Suite 3S, New York, NY 10001
State of Incorporation: DE
Date Incorporated: August 16, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

All investors will be invited to an owner's club communication channel which will provide company updates, early access to products, and information about new innovations and developments behind the curtain.

Early Investors:

Friends and Family: first 24 hours: 25% bonus shares

SolgaardSquad - next 48 hours: 15% bonus shares

Super Early bird - next 72 hours: 10% bonus shares

Early Bird - next 7 days: 5% bonus shares

Volume Perks:

Tier 1 perk $500 - (Solarbank Boombox)

Tier 2 perk - $1,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement)

Tier 3 perk - $2,500 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement and Carry-On Closet Suitcase)

Tier 4 perk - $5,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 5% bonus shares)

Tier 5 perk - $10,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 7% bonus shares)

Tier 6 perk - $25,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 10% bonus shares)

All perks occur when the offering is completed.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The 10% Bonus for StartEngine Shareholders

Solgaard Design Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Solgaard Design Inc designs, sources, and sells premium luggage, backpacks, accessories, and home personal tech crafted from recycled/ocean bound plastic. Personal tech items include solar powered battery pack, solar powered boombox, and multidevice wireless charging base for the home.

With 5 patents, Solgaard Design Inc serves a global customer base through the company's branded website wwwl.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts.

Additionally Solgaard Design Inc is in partnership with a number of US Retailers and has agreements with distributors across the Middle East and Asia.

Founded by Canadian/Norwegian entrepreneur Adrian Solgaard on December 2, 2016, Solgaard Design Inc pulls 5lbs of plastic out of the ocean for every product sold with the goal of helping to cut ocean plastic in half by 2025.

Originally incorporated in Washington State, the company converted into a Delaware C-Corp in 2019.

Competitors and Industry

Solgaard sells product across multiple industries including travel gear, bags, accessories, and personal smart home tech. The industries consist of many branded US and international competitors from small startups to large public companies like Samsonite, Tumi, and Rimowa.

Solgaard is uniquely positioned in the estimated $28 billion US luggage industry (Statista) with the development of the patented Carry-on Closet system which provided a removable shelving unit within the luggage for easy packing/unpacking. Based on our research no other luggage competitor offers this feature which was one of Time Magazine's best inventions in 2018. The company's newly launched homebase, a multi-functional wireless charging and speaker amplification ecosystem, features five times the amount of charging coils than traditional wireless charging pads allowing for multiple devices to be charged at once. With the current $64 billion smart home industry (Mordor Intelligence) expected to grow to $246 billion by 2025, Solgaard is making investments in products consumers are demanding.

Lastly, all Solgaard products are made in part from recycled ocean plastics, including our award winning and trademarked Shore-Tex material and pull 5lbs of plastic from the ocean for every product sold. The company's commitment to sustainability and ocean cleanup allows us to better serve an increasingly environmentally conscious consumer.

Current Stage and Roadmap

It all started with a stolen backpack. Founder Adrian Solgaard brought the Lifepack Backpack to market in 2016 after having a backpack stolen and realizing that there was no backpack on the market that met the needs of the remote worker. From there Solgaard Design was born and additional products including luggage, backpacks, watches, solar powered charging packs & boomboxes, slings, duffels, and home tech have been introduced each year.

Solgaard Design Inc serves a global customer base through the company's branded website www.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts. Additonally the company has a handful of wholesale partners across the US, Asia, and the Middle East.

The company is currently in the design and manufacturing phase of additional products to be brought to market late 2020 and early to mid 2021. Additionally, the company is looking to expand distribution channels into the EU and is preparing to launch additional partnerships with US retailers ahead of the busy Q4 holiday season.

The Team

Officers and Directors

Name: Adrian Nicholas Solgaard Janzen

Adrian Nicholas Solgaard Janzen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: December 02, 2016 - Present
  Responsibilities: Setting the strategic direction of the company and leading product conception and design. Adrian holds 71.43% of equity in the company and has a yearly compensation of $48,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are constantly prototyping new products for our customers. Delays or cost overruns in the development of any new product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run.

You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The global COVID-19 pandemic has disputed the companies business and could continue to be impacted should the virus continue to spread.

The company operations were negatively affected with the global quarantine due to the COVID-19 outbreak. Should the global economy continue to struggle, the company could be materially impacted on a long term basis.

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company Is Dependent Upon Its Management, Key Personnel and Consultants to Execute the Business Plan, And Some of Them May Have Concurrent Responsibilities at Other Businesses

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them may have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although Dependent Upon Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies on Any Such People

The Company is dependent upon management in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability.

Therefore, should any of these key personnel, management or consultants die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company Is Subject to Income Taxes as Well As Non-Income Based Taxes, Which May Include Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes.

Significant judgment is required in determining the Company's provision for income taxes and other tax liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that the Company's tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company's income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company's financial position and results of operations in the period or periods for which determination is made.

The Company Is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company's financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls.

Changes in Employment Laws or Regulation Could Harm the Company's Performance

Various federal and state labor laws govern the Company's relationship with the Company's employees and contractors and affect the Company's operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured

The Company's regular bank accounts have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Plan Is Speculative

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's shares of Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Will Likely Incur Debt

The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Computer, Website or Information System Breakdown. Could Affect the Company's Business

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes in The Economy Could Have a Detrimental Impact

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Company's Employees, Executive Officers, Directors and/or Affiliate Shareholders Beneficially Own. or Control a Substantial Portion of Its Outstanding Shares

The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares which may limit your ability and the ability of the Company's other shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, the Company's employees, directors, executive officers and affiliate shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's shareholders is required. If you acquire the Company's shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's shares and could also limit the price that investors might be willing to pay in the future for the Company's shares.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to: • whether the Company can obtain sufficient capital to sustain and grow its business • the Company's ability to manage its growth • whether the Company can manage relationships with key vendors and third parties • demand for the Company's products and services • the timing and costs of new and existing marketing and promotional efforts• competition • the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel • the overall strength and stability of domestic and international economies • consumer habits. Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company May Be Unable to Manage Its Growth or Implement Its Expansion Strategy

The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

The Company's Business Model Is Evolving

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

A Data Security Breach Could Expose the Company to Liability and Protracted and Costly Litigation, And Could Adversely Affect the Company's Reputation and Operating Revenues

To the extent that the Company's activities involve the storage and transmission of confidential information and/or other data, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information, as well as numerous other problems. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against the Company. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company Depends on Third-Party Providers for A Reliable Internet Infrastructure and The Failure of These Third Parties, Or the Internet in General, For Any Reason Would Significantly Impair the Company's Ability to Conduct Its Business

The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's Employees May Engage in Misconduct or Improper Activities

The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Limitation on Manager, Officer and Other's Liability

The Company may provide for the indemnification of managers, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Inability to Maintain and Enhance Product Image Could Affect the Company

It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company's products may be impacted for various reasons including but not limited to, bad publicity, litigation, customer complaints, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may become subject to lawsuits from customers alleging injury because of a purported defect in products or services sold by the Company, claiming substantial damages and demanding payments from the Company. These claims may not be covered by the Company's insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the

Company or its products could damage the Company's reputation and diminish the value of the Company's brand and brand equity (brand image, reputation and product quality), which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

If The Company's Efforts To Build Strong Brands And Maintain Customer Satisfaction And Loyalty Are Not Successful, It May Not Be Able To Attract Or Retain Customers, And Its Business May Be Harmed.

The Company believes that increasing, maintaining and enhancing awareness of the Company's brands is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining strong brands is important to attract and retain customers, as potential customers have a large number of haircare and personal beauty product choices. Successfully building a brand is a time consuming and expensive endeavor, and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company's products, are at least partially within its control. Other factors will be beyond the Company's control, yet customers may nonetheless attribute those factors to the Company. The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company's competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. The Company's competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building strong brands, it may be difficult to differentiate its business, programming and platform from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

The Company's Actual Or Perceived Failure To Adequately Protect Personal Data Could Harm Its Business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Shares Common Stock Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Amount Being Offered

Since the Company is offering the shares of Common Stock on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares of Common Stock in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

Investor Funds Will Not Accrue Interest While in the Escrow Account

Prior To Closing All funds delivered in connection with subscriptions for the shares of Common Stock will be held in a non-interest-bearing escrow account until a closing of the offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company Has Not Paid Distributions in The Past and Does Not Expect to Pay Distributions in The Near Future, So Any Return on Investment May Be Limited to The Value of the Shares

The Company has never paid cash distributions to its investors and does not anticipate paying cash distributions in the foreseeable future. The payment of distributions to the Company's shareholders will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. While the Company intends to pay distributions in the future at such time as profitable operations are sustained and cash flow in excess of reinvestment required to achieve the Company's business objectives is available, there is no guarantee the Company will chose to pay distributions at that time, rather than reinvest in addition growth of the Company, such as new product development. If the Company does not pay distributions, the Company's shares of Common Stock may be less valuable.

The Company Has Made Assumptions in Its Projections and In Forward-Looking Statements That May Not Be Accurate

The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by the Company or by third-party publishers.

The Offering Price for the Shares of Common Stock Has Been Determined By The Company

The price at which the shares of Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the shares of Common Stock was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the shares or the price that may be realized upon disposition of the shares, or at which the shares might trade in a marketplace, if one develops.

The Shares of Common Stock in This Offering Have Limited Protective Provisions.

The shares of Common Stock in this offering have limited protective provisions. As such, you will not be afforded protection, by any provision of the shares or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the shares being offered do not provide you with any protection. In addition, there are no provisions attached to the shares in the offering that would permit you to require the Company to repurchase the shares in the event of a takeover, recapitalization or similar transaction involving the Company.

The Shares in This Offering Are Subject To A Right of First Refusal

The shares in this offering are subject to a right of first refusal whereby you may, under certain circumstances, be forced to sell your shares to the Company rather than to any other person or entity. For full details on the right of first refusal, see the Company's Bylaws.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all other available documents and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The Exclusive Forum Provision In The Subscription Agreement May Have The Effect Of Limiting An Investor's Ability To Bring Legal Action Against The Company And Could Limit An Investor's Ability To Obtain A Favorable Judicial Forum For Disputes.

The subscription agreement for this offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in a certain state. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and managers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You Will Need To Keep Records Of Your Investment For Tax Purposes

As with all investments in securities, if you sell the shares of Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the shares of Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The Retail Merchandise Industry Is Highly Competitive, And The Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues And Growth Prospects.

The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many merchandise brands under ownership as well as other independent merchandise brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the merchandise industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does. Given the finite space allocated to clothing and merchandise products by retail stores and others, the Company's ability to grow the number of retail or other locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail and other locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's potential retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and "buy one and get one free" or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales. It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the merchandise business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors' marketing programs may impede the Company's growth and the implementation of its business strategy. The Company's ability to compete also depends on the continued strength and consistency of its brands and products, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's Inability To Anticipate And Respond To Market Trends And Changes In Consumer Preferences Could Adversely Affect Its Financial Results.

The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for merchandise products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the

Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

The Company's New Product Introductions May Not Be As Successful As It Anticipates.

The Company has a process for the development, trial evaluation and validation of new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales may not be as high as the Company anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations. As part of the Company's ongoing business strategy, it expects it will need to continue to introduce new products in the Company's traditional product categories of merchandise, while also expanding its product launches into adjacent categories in which the Company may have little to no operating experience. The success of product launches in adjacent categories could be hampered by the Company's relative inexperience operating in such categories, failure to establish new buyer relationships, the strength of the Company's competitors or any of the other risks referred to above. Furthermore, any introduction of new products or expansion into new categories may prove to be an operational and financial constraint which inhibits the Company's ability to successfully accomplish such introduction or expansion. New product launches may also encounter difficulties in manufacturing or packaging leading to lower than expected margins. The Company's inability to introduce successful products in its traditional categories or in adjacent categories could limit the Company's future growth and have a material adverse effect on its business, financial condition and results of operations.

Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results.

A general economic downturn, or the general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company. A decline in consumer purchases of discretionary items also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

The Company's Success Is Linked To The Size And Growth Rate Of The Merchandise Industry And An Adverse Change In The Size Or Growth Rate Of Such Segment Could Have A Material Adverse Effect On The Company.

The success of the Company's growth strategy is in part tied to the size and growth rate of the merchandise segment. It is difficult to estimate the size of the market and predict the rate at which the market for the Company's products will grow, if at all. Furthermore, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control, including media attention and scientific research, which may be positive or negative. An adverse change in size or growth rate of the merchandise segment could have a material adverse effect on the Company's business, financial condition and results of operations.

Changes In Laws, Regulations And Policies That Affect The Company's Business Could Adversely Affect Its Financial Results.

The Company's business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, the Company's business, including changes in accounting standards, tax laws and regulations, laws and regulations relating to data privacy, anti-corruption, advertising, marketing, manufacturing, distribution, product registration, ingredients and packaging, laws in the U.S. and elsewhere relating to selective distribution, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action the Company's may take as a result could adversely affect its financial results.

Government Reviews, Inquiries, Investigations, And Actions Could Harm The Company's Business Or Reputation

The Company's operations in certain countries are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to the Company's business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, the Company may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about the Company's business and compliance with local laws, regulations or standards. Any determination that the Company's operations or activities, or the activities of the Company's employees, are not in compliance with existing laws, regulations or standards could negatively impact the Company in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm the Company's business and/or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm the Company's business and/or reputation.

The Company Is Subject To Risks Related To The International Scope Of The Company's Operations.
The Company will operate on an international basis. The Company's international operations are subject to many risks and uncertainties, including: • fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect the Company's results of operations, the value of the Company's foreign assets (if any), the relative prices at which the Company and competitors sell products in the same markets, the cost of certain inventory and non-inventory items required in the Company's operations, and the relative prices at which the Company's sells its products in different markets; • foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel; import and export license requirements; tariffs and taxes; operations; and investments; • lack of well-established or reliable legal and administrative systems in certain countries in which the Company operates; • adverse weather conditions, currency exchange controls, and social, economic and geopolitical conditions, such as terrorist attacks, war or other military action. These risks could have a material adverse effect on the Company's business, prospects, reputation, results of operations and financial condition.

A Disruption In Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results
The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results. While the Company may use a variety of direct and indirect suppliers of goods and services from around the world, some of the Company's products may rely on single or a limited number of suppliers. Changes in the financial or business condition of the Company's suppliers could subject it to losses or adversely affect its ability to bring products to market. Further, the failure of the Company's suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards,

and in a timely manner could adversely affect the Company's customer service levels and overall business. In addition, any increases in the costs of goods and services for the Company's business may adversely affect its profit margins if the Company is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in the Company's operations.

As The Company Outsources Functions, The Company Becomes More Dependent On The Entities Performing Those Functions.

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition.

The Company Will Be Reliant Upon Technology And The Disruption Or Malfunction In The Company's Information Systems Could Adversely Affect The Company's Business

The Company's industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for the Company's sales, inventory, customer management, administrative systems, business processes including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. Consequently, disruptions or malfunctions in technology can impact the Company's revenue. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, the Company's personnel, customers, and suppliers depends on information technology. The Company's information technology systems, and the systems of the parties the Company communicates and collaborates with, may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, the Company's ability to conduct its business and generate revenue. The Company's information technology systems can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Company will be able to replace or introduce them as quickly as the Company's competitors or within budgeted costs for such technology. There can be no assurance that the Company's will achieve the benefits that may have been anticipated from any new technology or system. Further, there can be no assurance that disruptions of the operation of these systems will not occur as a result of failures related to the Company's internal or third-party systems and support.

The Company Is Subject To Risks Related To Cybersecurity

Cyber threats are constantly evolving and this increases the difficulty of detecting and successfully defending against them. These events could compromise the Company's confidential information, impede or interrupt the Company's business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While the Company will implement administrative and technical controls and takes other preventive actions to reduce the risk of cyber incidents and protect the Company's information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to the Company's computer systems. In addition, the Company could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of customer, employee or Company information. If the Company's suffers a loss as a result of a breach or other breakdown in the Company's technology, including such cyber-attack, privacy breaches, data breaches or other incident involving one of the Company's vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, the Company's may suffer reputational, competitive and/or business harm and may be exposed to legal liability, which may adversely affect the Company's results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws, the Company may become subject to legal action and increased regulatory oversight. The Company could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if the Company's suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in the Company's supply chain, which could adversely affect the Company's business operations. The Company seeks to minimize the impact of these attacks through various technologies, processes and practices designed to help protect the Company's networks, systems, computers and data from attack, damage or unauthorized access. However, there are no guarantees that the Company's cyber-security practices will be sufficient to thwart all attacks. While the Company may carry cyber breach, property and business operation interruption insurance, the Company may not be sufficiently compensated for all losses it may incur. These losses include not only a loss of revenues but also potential reputational damage to the Company's brand and litigation, fines or regulatory action against the Company. Furthermore, the Company may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce the

Company's profits.

Failure To Maintain The Integrity Of Internal Or Customer Data Could Result In Faulty Business Decisions, Damage Of Reputation And/Or Subject The Company To Costs, Fines Or Lawsuits

The Company's business requires the collection and retention of internal and customer data, including credit card numbers and other personally identifiable information of the Company's employees and customers as such information is entered into, processed, summarized, and reported by the various information systems the Company uses. The integrity and protection of that customer, employee, and company data is critical to the Company. The Company's customers have a high expectation that the Company will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in international jurisdictions. If the Company fails to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry ("PCI") data security standards, the Company's ability to process such data could be adversely impacted and expose the Company to fines, litigation or other expenses or sanctions.

Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines

The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions. The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues.

The Company's Marketing And Advertising Strategies May Not Be Successful

The Company's products are marketed in the United States and internationally through a diverse spectrum of advertising, marketing and promotional programs, with its products being marketed specifically for its target audience in the regions and countries in which those products are offered. The Company's marketing efforts are centered on generating brand awareness and driving retailer and consumer demand for its products. The Company strives to educate consumers on its products, develop tools and platforms to drive consumer engagement and establish a recognizable shelf presence through the use of displays and recognizable packaging. The Company's campaigns are launched across a varied communications platform, including digital and social media, magazines and newspapers and email. In addition, the Company seeks editorial coverage for its products in digital, social and print media. If these marketing and advertising programs and strategies are not successful, the Company's product sales and brand reputation may be affected.

There May Be Claims Made Against The Company From Time To Time That Could Result In Litigation, Distract Management From The Company's Business Activities And Result In Significant Liability Or Damage To The Company's Brand. The Company May Also Experience Product Recalls.

As a small company with expanding operations, the Company increasingly faces the risk of litigation and other claims. Litigation and other claims may arise in the ordinary course of the Company's business and, in addition to product-oriented allegations and personal injury claims, include without limitation employee and customer claims, commercial disputes, and intellectual property issues. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against the Company, even if the Company is ultimately successful, could result in unexpected expenses and liabilities, which could materially and adversely affect the Company's operations, financial condition and reputation. The Company could still be subject to material product claims if people are harmed by or otherwise take issue with the Company's products or the claims made about such products, which could increase the Company's costs and adversely affect its reputation, revenues and operating income. Some of the products the Company markets, sells or distributes may expose the Company to advertising, labelling, warranty, consumer Class Action, or product liability claims relating to personal injury or environmental damage, and may require product recalls, relabeling, repackaging, reformulation or other actions. The Company may initiate or participate in product recalls, withdrawals or seizures if any of the Company's products are believed to cause injury or if the Company is alleged to have violated governmental regulations in the creation, labelling, promotion, sale or distribution of its products in one or more jurisdictions. A significant product recall, withdrawal or seizure may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect the Company's business, financial condition and results of operations. Product recalls may lead to increased scrutiny of the Company's operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, a significant product recall, withdrawal or seizure may adversely affect consumer confidence in the Company's products and thus decrease consumer demand for its products. If products are offered for sale by the Company do not comply with applicable regulatory and legal requirements in a particular country, the Company may be prohibited from marketing and selling such products in that country, may be required to recall or remove such products from the market, or may be subject to other regulatory actions, and may face lawsuits or other claims related to any alleged non-compliance, which could materially and adversely affect the Company's business, financial condition and results of operation. Although the Company maintains liability insurance to mitigate potential claims, it cannot be certain that the coverage will cover any or all losses, expenses, damages or liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

The Company's Success Depends On Its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

The Company Relies On Third Party Suppliers, Manufacturers, Distributors And Other Vendors, And They May Not Continue To Produce Products Or Provide Services That Are Consistent With The Company's Standards Or Applicable Regulatory Requirements, Which Could Harm The Company's Brand, Cause Consumer Dissatisfaction, And Require It To Find Alternative Suppliers Of Its Products Or Services

The Company does not own or operate any manufacturing facilities. The Company uses third-party suppliers and manufacturers to source and manufacture all of its products. The Company engages its third-party suppliers and manufacturers on a purchase order basis. Consequently, the Company's suppliers and manufacturers have no continuing obligations to provide services or to guarantee capacity, which could affect the Company's ability to sell products. The ability of these third parties to supply and manufacture products may be affected by competing orders placed by other customers and the demands of those customers, or by events beyond the control of such third-party suppliers and manufacturers, in which case the Company's ability to and the manner in which the Company supplies products to consumers may be impacted. If the Company experiences significant increases in demand or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to the Company, or at all, or that any supplier or manufacturer will allocate sufficient capacity to the Company in order to meet its requirements. The Company may outsource significant portions of its distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, the Company may rely on third-party distributors to sell its products in a number of foreign countries and may be dependent on a single third-party vendor for credit card processing. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices the Company expects, or the costs and disruption incurred in changing these outsourced functions to being performed under the Company's management and direct control or that of a third-party, may have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's third-party manufacturers, suppliers and distributors may: • •have economic or business interests or goals that are inconsistent with the Company's; • take actions contrary to the Company's instructions, requests, policies or objectives or applicable law; • be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet the Company's production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products and ingredients; • have financial difficulties;• encounter raw material or labor shortages; • encounter increases in the costs of raw materials and labor costs which may affect the Company's procurement costs; • disclose the Company's confidential information or intellectual property to competitors or third parties; • engage in activities or employ practices that may harm the Company's reputation; • experience disruptions in operations at their manufacturing facilities or distribution centers; and work with, be acquired by, or come under control of, the Company's competitors. The occurrence of any of these events, alone or together, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such problems may require the Company to find new third¬ party suppliers, manufacturers or distributors, and there can be no assurance that the Company would be successful in finding third-party suppliers, manufacturers or distributors meeting the Company's standards of innovation and quality. The management and oversight of the engagement and activities of the Company's third¬ party suppliers, manufacturers and distributors requires substantial time, effort and expense of the Company's employees, and the Company may be unable to successfully manage and oversee the activities of its third-party manufacturers, suppliers and distributors. If the Company experiences any supply chain disruptions caused by the manufacturing process or by the Company's inability to locate suitable third-party manufacturers or suppliers, or if the Company's manufacturers or raw material suppliers experience problems with product quality or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials used to make such products, the Company's business, financial condition and results of operations could be materially and adversely affected.

If The Company Fails To Manage Its Inventory Effectively, Its Results Of Operations, Financial Condition And Liquidity May Be Materially And Adversely Affected.

The Company's business requires it to manage inventory effectively. The Company may at times depend on its forecasts of demand for, and popularity of, various products to make purchase decisions and to manage its inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to its products and other factors, and the Company's consumers may not purchase products in the quantities that the Company expects. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If the Company fails to manage its inventory effectively or negotiate favorable credit terms with third-party suppliers, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if the Company is required to lower sale prices in order to reduce inventory level or to pay higher prices to its suppliers, the Company's profit margins might be negatively affected. Any of the above may materially and adversely affect the Company's business, financial condition and results of operations.

The Company May Experience Difficulties In Maintaining Or Expanding Its Sales In Its Current And Targeted International Markets And Its International Sales Expose The Company To Risks And Expenses Inherent In Operating Or Selling Products In Foreign Jurisdictions, And Developing And Emerging Markets In Particular, Where The Risks May Be Heightened

There can be no assurance that the Company will be able, in the future, to transact with international distribution partners or any other similar distributor on favorable terms or at all. Several factors, including legal and regulatory compliance, and weakened economic conditions in any of the Company's international markets, could adversely affect such growth. Additionally, the Company's entry into new international markets requires management attention and financial resources that would otherwise be spent on other parts of the Company's business. Some of the countries in which the Company sells its products, or otherwise have an international presence, are to some degree subject to political, economic and/or social instability. The Company's international sales expose it to risks and expenses inherent in operating or selling products in foreign jurisdictions, and developing and emerging markets in particular where the risks may be heightened. The substantial up-front investment required, the lack of consumer awareness of the Company's products in these jurisdictions, differences in consumer preferences and trends between jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labelling, cosmetics and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. The Company cannot be assured that its international efforts will be successful. In addition to the risks mentioned elsewhere, these risks and expenses could have a material adverse effect on the Company's business, results of operations or financial position and include without limitation: • adverse currency exchange rate fluctuations; • risks associated with complying with laws and regulations in the countries in which the Company's products are sold, including without limitation requirements pertaining to product advertising, labelling or ingredient use, and requirements to apply for and obtain licenses, permits or other approvals for the Company's products, and the delays associated with obtaining such licenses, permits or other approvals; • the costs of adapting the Company's products for sale in foreign countries, including to change the Company's formulations, formats, labelling or packaging; • multiple, changing, and often inconsistent enforcement of laws, rules and regulations, including regulations and standards relating to consumer health products; • risks associated with the reliance on the Company's international distribution partners, including the possible failure of the Company's international distribution partners to appropriately understand, represent and effectively market and sell the Company's products; • damage to the Company's reputation or brand if counterfeit versions of the Company's products are introduced into the Company's international markets; • the imposition of additional foreign governmental controls or regulations, new or enhanced trade restrictions or non-tariff barriers to trade, or restrictions on the activities of foreign agents, representatives, and distributors; • increases in taxes, tariffs, customs and duties, or costs associated with compliance with import and export licensing and other compliance requirements; • the imposition of restrictions on trade, currency conversion or the transfer of funds or limitations on the Company's ability to repatriate earnings in a tax effective manner; • the imposition of United States and/or international sanctions against a country, company, person or entity with whom the Company does business that would restrict or prohibit the Company's continued business with the sanctioned country, company, person or entity; • downward pricing pressure on the Company's products in the Company's international markets, due to competitive factors or otherwise; • laws and business practices favoring local companies; • political, social or economic unrest or instability, including without limitation military conflicts and acts of terrorism; • greater risk on credit terms, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; • difficulties in enforcing or defending intellectual property rights; and • the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult. The Company's international efforts may not produce desired levels of sales. Furthermore, the Company's experience with selling products in its current international markets may not be relevant or may not necessarily translate into favorable results if the Company sells in other international markets. If and when the Company enters into new markets in the future, the Company may experience different competitive conditions, less familiarity with the Company's brands and/or different consumer tastes and spending patterns. As a result, the Company may be less successful than expected in expanding the Company's sales in its current and targeted international markets. Sales into new international markets may take longer to ramp up and reach expected sales and profit levels, or may never do so, thereby affecting the Company's overall growth and profitability. To build brand awareness in these new markets, the Company may need to make greater investments in legal compliance, advertising and promotional activity than originally planned, which could negatively impact the expected profitability of the Company's sales in those markets. These or one or more of the factors listed above may harm the Company's business, results of operations or financial condition. Any material decrease in the Company's international sales or profitability could also adversely impact the Company's overall business, results of operations or financial condition. Furthermore, some of the Company's operations and sales may be conducted in parts of the world that experience illegal sales practices or corruption or are operated under legal system susceptible to undue influences to some degree. Although the Company has policies and procedures in place that are designed to promote legal and regulatory compliance, the Company's employees, distribution partners and consultants could take actions that violate applicable anti corruption laws or regulations. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, results of operations or financial position.

The Company Is Subject To Insurance-Related Risks

The Company plans to, at some time in the future, purchase liability insurance, business interruption and property insurance and the Company's insurance coverage will include deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the insurance coverage will be sufficient, or that insurance proceeds will be timely paid to the Company. In addition, there are types of losses the Company may incur but against which it cannot be insured or which the Company believes are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If the Company incurs these losses and they are material, the Company's business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, the Company may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes. Although the Company currently insures the Company's inventory, its insurance coverage may not be sufficient to cover the full extent of any loss or damage to its inventory or its third party distribution facilities, and any loss, damage or disruption of these facilities, or loss or damage of the inventory stored there, could materially and adversely affect the Company's business, financial condition and results of operations.

Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties

The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations.

Compliance With Existing And Changes In Legal, Regulatory And Industry Standards May Adversely Affect The Company's Business

In the United States and in the Company's international markets, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at all levels of government in the United States and other foreign jurisdictions. There is currently no uniform regulation applicable to clothing, merchandise and adventure travel products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. The Company's failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business, financial condition and results of operations. In addition, a change in existing legal, regulatory, and industry standards or the adoption of new laws, regulations, standards or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the packaging, labelling or marketing of the Company's products, resulting in significant loss of sales and production delays. The introduction of new environmental laws affecting the size or materials composition of the Company's packaging could impact the visibility of the Company's products on the display shelves of the Company's retail partners or require necessary changes to product formulation, labelling, packaging or marketing, which may result in significant loss of sales or production delays. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations. In the United States products are regulated by the FTC and other regulatory bodies. Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into those markets or require the Company to incur additional costs. In addition, the Company's ability to sustain satisfactory levels of sales in the Company's existing markets is dependent in significant part on the Company's ability to introduce additional products into such markets. However, governmental regulations in the Company's existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation, relabeling or withdrawal, of certain of the Company's products. Further, such regulatory action, whether or not it results in a final determination adverse to the Company, could create negative publicity, with detrimental effects on sales and brand reputation. There has been an increase in regulatory activity and activism in certain foreign markets, and the regulatory landscape is becoming more complex with increasingly strict requirements. In particular, there has been increased legal and regulatory scrutiny of product ingredients and labelling and marketing claims under existing and new regulations. Such anticipated regulatory and standards changes may introduce some risk and harm to the Company's operations if the Company's products or advertising activities are found to violate existing or new laws or regulations or if the Company is not able to affect necessary changes to the Company's products in a timely and efficient manner to respond to changes in or new regulations. If this trend continues, the Company may find it necessary to alter some of the ways the Company has traditionally manufactured and marketed the Company's products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of the Company's operations and have an adverse impact on the Company's business. To the extent federal, provincial, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of the Company's products occur in the future, they could require the reformulation or discontinuation of certain of the Company's products, revisions to the product packaging or labelling, or adjustments in the Company's or the Company's third-party manufacturer's, supplier's or distributor's operations and systems, any of which could result in, among other things, increased costs, delays in production or product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by or regulatory authorities, including but not limited to product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulations And Private Party Actions Relating To The Marketing And Advertising Of The Company's Products May Restrict, Inhibit Or Delay The Company's Ability To Sell The Company's Products And Harm The Company's Business, Financial Condition And Results Of Operations

Government authorities regulate advertising and product claims regarding the nature, performance and benefits of the Company's products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that the Company undertakes to support the Company's claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about the Company's products and their use or safety. If the Company is unable to show adequate substantiation for the Company's product claims, or the Company's promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring the Company to revise its marketing materials, amend the Company's claims or stop selling certain products, all of which could harm the Company's business, financial condition and results of operations. Any regulatory action or penalty could lead to threatened or actual private party claims or actions, including Class Actions, or such claims and actions may arise in the absence of regulatory action or requirements. These claims or actions, particularly any unfavorable resolution thereof, may restrict, inhibit or delay the Company's ability to sell products and could further harm the Company's business, financial condition and results of operations.

This offering involves "rolling closings,,, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

The Company Has Been Affected By The Coronavirus Pandemic In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. The Company faces uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. The overall and long term impacts of the outbreak are unknown and evolving.

This pandemic has already adversely affected our business and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The effects of such a widespread infectious disease and epidemic has already caused, and may continue to cause or may cause in the future an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm our Company long term. At the time of this filing, many businesses in the United States and in most countries are closed. These closures have affected our business in numerous ways. As this filing is being made, there is uncertainty as to if, or when, businesses will reopen. There is also uncertainty as to what long-term restrictions or other effects will occur in general. There is also uncertainty as to what will happen in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the long-term business of the Company, and your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adrian Nicholas Solgaard Janzen	10,000,000	Common Stock	71.43

The Company's Securities

The Company has authorized Common Stock, Class B Common Stock, Promissory Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class B Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,600,000 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

Stock Options

The company currently has 408,334 shares of unexercised common stock issued. The total amount outstanding includes these shares to be issued pursuant to stock options.

Additionally, the company has 991,666 shares of common stock reserved for an employee option pool (891,666 shares) and reserved for Chris Cavill (100,000 shares). The company also has 25,000 shares of Class B common stock reserved for Kendall Almerico subject to his exercise of a warrant. Additionally, shares have been reserved as needed to cover any stock that must later be issued to StartEngine, the holder of a promissory note should it be converted to equity, and a SAFE issued to a previous investor.

Additional Material Rights

Section 10.2 of the Company Bylaws: Right of First Refusal.

10.2.1 In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vii) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a Legal Opinion shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

10.2.2 For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

10.2.3 In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

10.2.4 In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the

Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

10.2.5 Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is non-voting common stock.

Class B Common Stock is also subject pari passu to the Right of First Refusal as detailed above in Common Stock.

Promissory Note

The company has issued a promissory note to a prior investor. The security may convert into common stock. The basic terms of the Promissory Note are outlined below, and additional information is available from the company upon request:

Amount outstanding: $200,000.00
Maturity Date: October 31, 2021
Interest Rate: 2.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Upon next financing, sale of preferred stock of no less than $1 million dollars prior to maturity date and after maturity date but prior to repayment of balance, holder may tender note and convert balance should a sale of preferred stock not occurred.

Material Rights

Adjustment for Consolidation or Merger

If the Company shall consolidate with or merge into one or more other corporations or other entities, and pursuant to such consolidation or merger stock, other securities or other property is issued or paid to holders of Conversion Stock (each, a "Reorganization Event"), then, and in each such case, Holder, upon conversion of an Actual Conversion Amount after the consummation of such Reorganization Event, shall be entitled to receive (in lieu of the stock or other securities and property that Holder would have been entitled to receive under the terms of this Note upon such conversion but for such Reorganization Event), the stock or other securities or property that Holder would have been entitled to receive upon the consummation of such Reorganization Event if, immediately prior to such Reorganization Event, Holder had converted such Actual Conversion Amount into Conversion Stock, all subject to further adjustment as provided in this Note, and the successor corporation or other successor entity in such Reorganization Event shall duly execute and deliver to Holder a supplement to this Note acknowledging such corporation's or other entity's obligations under this Note; and in each such case, the terms of the Note shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Note after the consummation of such Reorganization Event.

SAFE Note

The company has issued a SAFE note to a prior investor. The security will convert into Class B common stock. The basic terms of the SAFE Note are outlined below, and additional information is available from the company upon request:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 46.0%
Valuation Cap: None
Conversion Trigger: Equity Financing Event

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Working capital investment for inventory purchases and general SG&A expense.
  Date: October 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: General operating expenses
  Date: September 11, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

The company's revenues were up 177% from $1,078,192 in 2018 to $2,981,927 in 2019. The total cost of goods sold increased 92% from $716,554 in 2018 to $1,347,046 in 2019 and total operating expenses increased 284% from $542,305 in 2018 to $2,081,779 in 2019.

The increase in sales was across both D2C and B2B operating units fueled by investments in marketing, new product launches, and onboarding of overseas distributors.

Cost of Goods

Cost of goods sold increased 92% to $1,374,046 in 2019 over $716,554 in $2018 compared to sales growth of 177% during the same period. Gross margin grew from 34% in 2018 to 54% in 2019 as the company worked to target an optimal operating mix of wholesale/b2b and direct to consumer business.

Expenses

Operating expenses increased 284% in 2019 over 2018 compared to sales growth of 177%. The increase in expenses was related to expansion and addition of critical roles across sales, customer service, and operations functions, an investment in marketing efficiency through onboarding of a digital agency, and legal fees related to capital raise closing costs, patent fees, and the investment for IP and development of Shore-Tex fabric.

Additionally, as we offer free US shipping for website orders, these expenses increased in 2019 as tariffs changed, and and make up around half of our SG&A spend. Free shipping is something that customers have come to expect from eCommerce retailers, we are continually analyzing our shipping partners and practices to keep these increases to a minimum.

These investments in marketing, staffing, and materials development contributed to a larger operating loss in 2019 of -$473,898 compared to -$180,667 in 2018.

Historical results and cash flows:

Historical Results and cash flows:

The company has an accumulated gain of $390,223 and cash in the amount of $385,008 as of December 31st, 2019. The company intends to raise additional funds through equity financing. The following summarizes selected items from the cash flow statements.

Operating Activities

In 2019, net cash used by operating activities was $892,310 compared to $159,063 in 2018. The increase in cash used in operating activities in 2019 is attributable to a higher net loss in 2019, an increase in inventories from $70,496 to $411,525, and an increase in accounts receivable from $76,667 to $324,539 related to onboarding of US Retailers and overseas distributors.

Investing Activities

NONE

Financing Activities

Cash provided by financing activities was $1,247,136 in 2019 compared to $160,000 in 2018. In order to make investments in inventory and product development, in 2019 the company issued a $200,000 convertible note and secured $1.04MM in loans. Of the $1.24MM in capital raised, $800,000 came from company advisors and shareholders.

Management does not anticipate 2019 losses to continue into the future. Q1 2020 D2C and Wholesale revenues were up 204% from 2019, $824,226 compared to $281,996 in 2019 and were up 23% for the first half of the year at $1,013,109 compared to $824,226 in 2019. While the Covid-19 pandemic impacted sales in early to mid Q2, the company has seen increasing revenues in early Q3 and is maintaining reduced spending levels initiated at the beginning of the national quarantine. Additionally, the company launched a new product line, the homebase ecosystem, via kickstarter and is expected to close in Mid August with close to $600,000 in revenue. Subsequent product launches are planned to go live in Q4 2020. These new product lines will diversify the product mix lowering the exposure to the travel industry as travel restrictions and bans are still in place. The company is also in discussions with distributers to expand more meaningfully into the EU market and is expanding partnerships with US major retailers.

Looking forward to 2021 and beyond, the company does not believe 2019 results to be representative of what investors should expect.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 10th 2020, the company has $171,158.89 cash in the bank.

The company holds a Chase Business Credit Card and as of August 14th,2020 the outstanding balance on the card is $56,745.94. There is currently no available credit.

The company also holds an American Express credit card with no set spending limit. As of August 14th 2020 the outstanding balance on the card is $37,742.23.

On August 14th, the company closed a Kickstarter Campaign at $601,389.00 which will be remitted to the company by month end. The high credit card balances reflect an increased advertising budget to promote the Kickstarter Campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Without the funds from this campaign, expected revenues in the immediate future will be negatively impacted as inventories will be drawn down and marketing spend will be reduced. Maintaining a steady flow of production to ensure items are in stock is critical for the busy Q4 holiday timeframe.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the company can operate without the funds from this campaign, campaign funds are critical to Solgaard's growth plan by allowing the company to undertake key strategic initiatives, primarily inventory and marketing initiatives surrounding high-performing items as well as new product development.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Achieving the minimum raise of $10,000 would make no discernible difference to the company going forward.

How long will you be able to operate the company if you raise your maximum funding goal?

The company believes achieving the maximum raise would allow the company to drive strong growth into 2022. The proceeds from the raise would allow us to execute strategic sales growth of high-performing key items, as well improve brand awareness, and allow for growth of current product categories.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has existing investors who have indicated a willingness to provide future capital if needed. Additionally, the company is not actively engaged in launching future capital raises but reserves the right to do so should management deem it necessary.

Indebtedness

- **Creditor:** J. Shupe
  Amount Owed: $150,000.00
  Interest Rate: 10.0%
  Maturity Date: August 07, 2020

- **Creditor:** CircleUp Credit Advisors LLC
  Amount Owed: $251,475.00
  Interest Rate: 12.5%
  Maturity Date: January 04, 2021

- **Creditor:** Ember Holdings
  Amount Owed: $775,000.00
  Interest Rate: 8.5%

- **Creditor:** Small Business Administration - PPP
  Amount Owed: $105,582.00
  Interest Rate: 1.0%
  Maturity Date: May 05, 2021
  The company received a Paycheck Protection Loan from Chase Bank in May 2020 in the amount of $96,582. Borrow may apply to lender for forgiveness of the amount due on the loan in the amount equal to the sum of the following costs incurred by Borrow during the 24-week period beginning on the date of the first disbursement of the loan: 1) Payroll costs 2) Any payment of interest on a covered mortgage obligation 3) any payment on a covered rent obligation. The entirety of this loan is expected to convert to a grant. The company also received a $9,000 advance from the SBA against its Economic Injury Disaster Loan application. The SBA will deduct this advance amount from the forgiveness amount remitted to Lender as required by section 1110(e)(6) of the CARES act. However, management will use cash on hand to pay off the amount of this advance when it applies for PPP forgiveness.

- **Creditor:** Shopify Capital
  Amount Owed: $18,041.33
  Interest Rate: 7.0%
  Maturity Date: November 01, 2020

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,169,351.00

Valuation Details:

The premoney valutaion of $24,169,351 was determined by an analysis of YOY revenue increases. The company's trailing twelve month (TTM) revenue (August 2019 - July 2020) grew 38% over the same period from 2018 - 2019 despite the economic slowdown due to the COVID-19 pandemic. Additionally this growth was at a higher rate than the increase in revenue for the twleve months ending July 2018 over the twleve months ending July 2017 which was an increase of 28%. As a result we used a multiple of 9X TTM revenue is justified based on continued revenue growth.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Startengine deferred fees*
  96.5%
  Will use to pay required startengine fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.5%
  Funds will be used to purchase existing styles as well as newly launched product to ensure ability to fulfill expected revenue growth.

- *Marketing*
  16.0%
  We are looking to invest in consumer insights and analytics data tools to better target our marketing efforts. Additionally, we are planning to increase marketing spend, boosting brand awareness and increasing our social media presence.

- *Research & Development*
  14.0%
  The company is positioned to launch several new products towards the end of 2020 and throughout 2021. A portion of the funds will go to completing development of these products.

- *Company Employment*
  18.0%
  As our revenue grows, there will be demand for additional team members in marketing and customer support to drive best in class customer experience and apply key consumer insights.

- *Contingency*
  8.0%
  The company is reserving a portion of the funds as a contingency to use at managements discretion as opportunities arise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.solgaard.co (solegaard.co/investorrelations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solgaard

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solgaard Design Inc.

[See attached]

SOLGAARD DESIGN, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 1, 2020

To: Board of Directors, SOLGAARD DESIGN, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of SOLGAARD DESIGN, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SOLGAARD DESIGN, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	390,224	$	35,398
Accounts receivable		324,540		76,667
Inventory		259,367		70,496
Other current assets		160,635		1,900
Total current assets		1,134,766		184,461
Intangible assets, net of accumulated amortization		29,990		25,000
Total Assets	$	1,164,756	$	209,461
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	421,521	$	220,892
Interest payable		14,750		6,250
Accrued liabilities		15,135		41,103
Total Current Liabilities		451,406		268,245
Notes payable, long-term		1,197,136		150,000
Convertible notes payable, long-term		200,000		0
Total Liabilities		1,848,542		418,245
OWNERS' EQUITY				
Common Stock (12,000,000 shares of $0.00001 par value stock authorized, 10,600,000 and 10,600,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		106		106
Class B Common Stock (2,000,000 shares of $0.00001 par value stock authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		0		0
Additional paid-in capital		9,904		9,904
Retained deficit		(693,796)		(218,794)
Total Owners' Equity		(683,786)		(208,783)
Total Liabilities and Owners' Equity	$	1,572,074	$	1,330,851

SOLGAARD DESIGN, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 2,981,927	$ 1,078,193
Less: Cost of goods sold	1,374,046	716,555
Gross profit	1,607,881	361,638
Operating expenses		
Selling, general and administrative	1,593,589	640,585
Marketing	458,347	118,455
Total operating expenses	2,051,936	640,585
Net Operating Income (Loss)	(444,055)	(277,571)
Interest income (expense), net	(29,691)	(12,629)
Amortization	(1,256)	(790)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (475,002)	$ (181,457)

SOLGAARD DESIGN, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Class B Common Stock	Additional paid-in capital	Retained Earnings	Total Owners' Equity
	# Shares	$				
Balance as of January 1, 2018	10,500,000	$ 105	$ 0	$ (95)	$ (37,337)	$ (37,327)
Share issuances	100,000	1		9,999		10,000
Net income (loss)					(181,457)	(181,457)
Balance as of December 31, 2018	10,600,000	$ 106	$ 0	$ 9,904	$ (218,794)	$ (208,784)
Net income (loss)					(475,002)	(475,002)
Balance as of December 31, 2019	10,600,000	$ 106	$ 0	$9,904	$ (693,796)	$ (683,786)

SOLGAARD DESIGN, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (475,002)	$ (181,457)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	1,256	790
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(247,873)	(29,036)
(Increase) Decrease in inventory	(188,871)	304,147
(Increase) Decrease in other current assets	(158,735)	(1,900)
Increase (Decrease) in accounts payable	200,629	(29,500)
Increase (Decrease) in interest payable	8,500	6,250
Increase (Decrease) in accrued liabilities	(25,968)	(220,465)
Net cash used in operating activities	(886,064)	(151,171)
Investing Activities		
Cost in patent development	(6,245)	(7,892)
Net cash used in operating activities	(6,245)	(7,892)
Financing Activities		
Proceeds from capital contributions	0	10,000
Proceeds from convertible notes payable	200,000	0
Proceeds from long-term notes payable	1,047,136	150,000
Net change in cash from financing activities	1,247,136	160,000
Net change in cash and cash equivalents	354,826	937
Cash and cash equivalents at beginning of period	35,398	34,461
Cash and cash equivalents at end of period	$ 390,224	$ 35,398

SOLGAARD DESIGN, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SOLGAARD DESIGN, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Washington in December 2016 before redomiciling to Delaware on August 21, 2019. The Company designs, distributes and sells innovative luggage products directly to customers.

Since Inception, the Company has relied on securing loans, capital contributions and product sales to fund its operations. As of December 31, 2019, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $390,224 and $35,398 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had no net fixed assets.

Capitalized Patent Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development are capitalized. Capitalized patent costs are amortized over the life of the patent.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2019 and 2018, the Company had the following intangible assets:

	2019	2018
Beginning Patent Costs, net of amortization	$ 25,000	$ 17,898
Add: Patent Costs	6,245	7,892
Less: Amortization	(1,256)	(790)
Ending Patent Costs, net of amortization	**$ 29,990**	**$ 25,000**

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had $324,540 and $76,667 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising

The Company expenses advertising costs as they are incurred.

Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of December 31, 2019 and 2018, the Company had $259,367 and $70,496 of inventory, respectively.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has issued long-term notes and convertible notes during 2019 and 2018. As of December 31, 2019 and 2018, the Company had balances of $1,197,136 and $150,000 of long-term notes, respectively. In 2019, the Company also issued an additional $200,000 of convertible notes that convert to shares of common stock upon qualifying liquidity events.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has two shares of stock. The Company has authorized 12,000,000 shares of Common Stock and 2,000,000 shares of Class B Common Stock.

The Common Stock and Class B Common Stock are identical in all rights and preferences except that Common Stock holders are entitled to one vote per share and Class B Common Stock have no voting rights.

Additionally, the Company has set aside 1,400,000 share of Common Stock for future issuances to vendors, investors and employees.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with employees who may also be shareholders.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through September 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Solgaard

Innovative and sustainably designed gear



We upcycle ocean plastic into premium consumer goods.



$0.00 raised

0 Investors	$24.2M Valuation
$2.00 Price per Share	$300.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left



Website | New York, NY | E-COMMERCE | FASHION & APPAREL

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Solgaard is a design-driven, sustainable brand that is always ready for adventure. Our mission is to leave the planet a better place than we found it. Our work solves everyday problems for people through innovative and sustainable design. We built a whole ecosystem of premium travel and lifestyle gear, created with ocean-bound plastics. Our goal is to help cut ocean plastic in half by 2025.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Sales revenue tripled from 2018-2019, and YTD 2020 we've achieved 465% e-commerce growth compared to 2019.
- Awarded Time Magazine's Best Inventions 2018, and FastCompany's World Changing Ideas 2020.
- With a deep IP portfolio centered on sustainability, the products serve loyal customers and also the planet.

We upcycle ocean plastic into premium consumer goods.

OVERVIEW

Our journey started by perfecting the mobile office

We solve the needs of the modern day consumer while also making the planet a better place. It all began in 2016 when we launched our first product, Lifepack, a solar-powered and anti-theft backpack. Four years, three patents, and one world changing ideas award later, we're continuing to offer premium products to help our customers stay organized and connected, all while helping tackle the plastic that is polluting our oceans.



Our product lines work together seamlessly, including Lifepack for every day, Carry-On Closet for travel, HomeBase for your home, and Solarbanks to power any part of your journey.

With every item sold, we pull 5 pounds of plastic from beaches and riverways to use in the production of our premium gear and have removed all single-use plastics from our products. By upcycling ocean waste into our products, we aim to be a driving force in cutting ocean plastic in half by 2025.





With every product sold,

5 pounds of plastic is pulled

from the ocean!







We partner up with groups around the world creating
jobs for locals to prevent plastic from entering our ocean.



Learn more about how
we collect **ocean plastic.**

Solgaard

Limited
Edition

Shareholder Watch


SOLGAARD

This yet-to-be released watch "The Transatlantic" takes inspiration from oceanic sailing voyages.

Featuring:

- Premium GMT Rhonda Swiss Movement
- Shore-Tex™ & ethically sourced cork strap
- Case is made in our patented hexagon shape

The reason behind the hexagon is that you can tell time faster and easier. We call this 'glimpse tech'.


This limited edition watch is
exclusive to certain investors.
EACH WATCH IS CUSTOM ENGRAVED
Shipping January 2021
SOLGAARD
SHAREHOLDER EDITION

THE PROBLEM

Remote work life on-the-go is complex - few products support this lifestyle.

Modern work/life balance is complicated. Remote work means longer hours, difficulty staying organized, and it's nearly impossible to escape constant phone notifications.

There never seems to be an outlet in airports, backpack theft/pickpocketing is still a real thing, traditional suitcases lack organization creating a mess as you dig to find things, and with increasingly blurred lines between work and home, the need for dedicated separation is critical

for dedicated separation is critical.

On top of that, sustainability among consumer goods brands is still in its infancy. We are innovating ahead of the curve - using upcycled ocean plastic for our fabric and structural material across our product range. Each year, 17 billion pounds of plastic ends up in the ocean. As the ocean provides us with 70% of the oxygen we breathe, the urgency of helping our seas is paramount to the survival of human life on earth.





THE SOLUTION

We have an ecosystem of smart products on a mission to help the Earth

Life on-the-go can be chaotic, making it difficult to stay organized and well-connected. We create gear for the modern world that caters to the needs of our customers - busy people navigating the balance of work and life.

Ready For Anything



HOME



WORK



TRAVEL

We design products to solve our own daily headaches when we realized we weren't the only ones struggling to keep everything connected and organized.

Our first product, Lifepack aka 'The Mobile Office', is a solar powered and anti-theft backpack. Launched in 2016 during the first boom of remote work, the Lifepack was dubbed 'the swiss army knife of backpacks' by Yahoo. Our backers agreed - it raised 1.2 million dollars between Kickstarter and Indiegogo. With the exponential shift to remote work experienced in the first half of 2020, the need to bring your workspace wherever you go is increasingly important.

Our second category launch was into luggage with The Carry-On Closet™. This line of suitcases integrates a shelving system allowing you to pack/unpack more quickly and stay organized on the go. This game changing solution to the problem of the messy suitcase and is a dream for people traveling that change cities and hotel rooms each day by making packing and unpacking quick and easy. The Carry-On Closet was awarded Time Magazine Best Inventions in 2018.

Our third category launch into smart home was with the HomeBase raised over $600k on Kickstarter over the summer of 2020. HomeBase is a multi-functional ecosystem allowing you to wirelessly charge your devices and ensures the needed separation between you and your notifications. Additionally the HomeBase incorporates an acoustic chamber increasing amplification of your tunes when our Solarbank boombox is placed on top.

We use ocean-bound plastic in all of our products. Our proprietary fabric, Shore-Tex™, received a FastCompany world changing ideas award in 2020. We've also developed a structural material from ocean-bound plastic called Shore-Plast, which we're beginning to phase into our production to further increase the amount of recycled materials used in our products. Our inventive plastic recycling techniques have earned us a membership at NextWave Plastics, a global network of brands using ocean-bound plastic in their supply chains. Other members include IKEA, Humanscale, Dell, Herman Miller, HP, Trek Bicycles, and more.



We upcycle ocean waste into **great products.**



OUR TRACTION

Strong global growth that started via

Strong global growth that started via crowdfunding

Four years ago, we launched via Kickstarter. Our first campaign was Lifepack, a solar-powered backpack that raised $1.2 million (Kickstarter + Indiegogo combined). In total, we have launched 6 campaigns via crowdfunding raising over 3.2 million. Thanks to our incredible community of over 19,000 backers who are passionate about our products and our mission - we have grown to create an ecosystem of award winning products.


$3.2M
RAISED VIA
KICKSTARTER
&
INDIEGOGO
19,000 HAPPY BACKERS
6 SUCCESFUL CAMPAIGNS


FAST COMPANY
FAST COMPANY
WORLD CHANGING
IDEAS 2020

TIME Winner: BEST INVENTIONS

 The New York Times   "Very good, if not perfect"

   "The ultimate in green tech"

   "A savior in more ways than one"

   "Our favorite upcycled and recycled products"

c|net   The Best Laptop Bags and Backpacks for 2020

FAST COMPANY   2020 'World Changing Ideas' Awards Finalist



Based on 505 Reviews

Our cumulative revenue is $8 million, with 3x growth from 2018-2019. We achieved 465% YoY e-commerce growth from 2019 - 2020, even during a global pandemic.

TRIPLE
Sales Revenue
2018-2019

465%
YOY eCommerce
2019-2020

$8m
Cumulative
Revenue

THE MARKET

Growth by listening to our customers

Everyone has always asked us: "What's your vertical' - which category of products do you sell?" We aren't fixated on a vertical of products - rather, we are obsessed with our customers.

Young professionals who work on laptops - we make gear to fit their lives. Whether it's at home, while traveling, working, or life after work - we're giving them pieces that improve their life in any setting - and of course, made sustainably.

Fundamentally, we are a design company that centers itself on sustainability. Gen Z and millennial consumers are 50% more likely to switch brands or pay more for a brand with sustainable values (Bloomberg, FastCompany). The sustainability and the eco-fashion market are expected to reach $150 billion in 2021 (Nielsen).



GEN Z & MILLENIALS
50%
More likely to buy from a sustainable brand.

Our products reach a variety of different markets: from remote work, to travel, to smart homes. We started in remote work, then added travel - where our Carry-on Closet quickly propelled us to new heights. We're on track to continue growing as millennial spending on travel reached $200 billion (source). However, with COVID-19 restrictions and the explosive growth of remote work, we are able to launch our home solutions, generating $601,389 of revenue via Kickstarter in just 45 days. Our launch aligns as the global smart home market is set to grow to $246 billion by 2025 (source).


Millenial Spending
On Travel
$200B
66%
of Millenials consider travel a
very important part of their life.

WHAT WE DO

Gear for Global Citizens

We build premium products for the modern consumer while cleaning toxic plastic from our oceans. Our products are created with ocean-bound plastic and make solar energy accessible to power everyday essentials.





With the **global citizen** in mind, we built:



Lifepack
The ultimate mobile office



- On-the-go Charging
- Patented Anti-Theft Lock
- Dual Storage Areas (Lifezone + Workzone)
- Shore-Tex™ Made From Ocean-bound Plastic



Carry-on Closet
The ultimate mobile closet



- Patented Removable Shelving System
- Integrated USB Charging Port
- Eight 360° Spinner Wheels
- Shore-Tex™ Made From Ocean-bound Plastic



HomeBase
The ultimate home power station



- Wireless Charging Shelf
- Audio Amplification
- Everyday Carry Organizer
- Shore-Tex™ Made From Ocean-bound Plastic

What you've seen so far is just the beginning

It's the start of us building a circular economy
of exceptional everyday essentials, made sustainably.

Next up: **Remote work + focus**

Launching 2021

THE BUSINESS MODEL

Direct-to-consumer focus and expanding with key major retailers

By having customers come directly to our website, we cut out the middleman of distribution and thus offer great value to the end consumer. This allows us to develop and nurture strong relationships with our customers due to the direct contact. We offer free shipping throughout the U.S., making it easy for any American consumer to purchase our products. We have begun selling wholesale to major global retailers where there is a strategic fit that allows for broader brand recognition and to reach new customers. We also offer corporate sales to purchase sustainable gear in bulk - which companies can use for corporate gifting or for outfitting their employees with branded backpacks.



AGE 25-45 // GLOBAL CITIZEN // PROFESSIONAL

Rather than be fixated on a certain product vertical, we're obsessed with our customer base and making products that fit their needs.

HOW WE ARE DIFFERENT

Patented technology geared toward creating a better planet

Our products aim to serve not just the modern consumer, adventurer, and remote worker but also the planet. Our approach to tackle these two goals at once is what makes us unique. We make the best products with the most sustainable materials.


Great things that do good.™
zero single use plastic
We **upcycle ocean waste** into great products.
We remove 5lbs of ocean plastic for **every purchase.**
No single use plastics in our products or shipping process.

Our deep IP portfolio secures our unique offerings. Through our proprietary products, we continue to create new offerings with our three patents: Backpack Lock, Carry-on Closet, Hexagon-shaped watch and handful of trademarks: Shore-Tex™, Gear for Global Citizens™, and Great Things That Do Good™, Solgaard™, Carry-On Closet™, and Lifepack™.

Intellectual Property




Hexagon Watch



THE VISION

Pioneering sustainable design that you can trust

We want to continue pioneering sustainable design and technologies. We will continue to be a leader in the inventive use of new materials while making great products serving our world.





As we diversify our product offering across multiple categories, we open up to new markets. With hero products in Travel, Remote Work, and SmartHome, we continue to foster a community of loyal customers who trust us to innovate. This allows for a recurring revenue stream and a hyper-loyal customer base. We want to grow our inventory, activate new marketing tactics, and develop new materials that not only build brilliant products, but also help reduce the pollution plaguing our planet.



> Continue to pioneer **sustainable design** and **technologies**

> Grow our **inventory**

> Activate new **marketing** tactics

> Develop new eco-friendly **materials**



03

We love our community

OUR LEADERSHIP

Collaboration at our core with a diverse global team

Collaboration is at our core. We built our team from late-night calls and remote determination. From inception we are global - Solgaard is driven by people from seven different countries and a diverse group of backgrounds. Our team and its diversity are extremely important to us, we have an equal gender split that we will continue to maintain. We represent the U.S., Norway, Canada, Dominican Republic, Brazil, Sweden, Ireland, and the U.K.



Our founding team, Adrian Solgaard, and Chris Cavill have been loyal and motivated entrepreneurs from the start - working together since 2012.

Our shareholders and advisors are experienced direct-to-consumer investors and entrepreneurs, including A.J. Vaynerchuk of VaynerMedia and VaynerSports, Avani Patel & Matt Jung of The Ember Company, and Jeff Shupe - Co-Founder and COO of SRAM.

Current Shareholders



"Solgaard is a company that is built on a vision focused on innovation & design. When those two things come together, **the sky is the limit in my eyes.**"

AJ Vaynerchuk

Co-Founder & COO VaynerMedia
Co-Founder & CEO of VaynerSports
Solgaard Shareholder since 2018

WHY INVEST ————————

Ride the wave that is saving our oceans

Simply put, people believe in our mission - over 50,000 people in fact. We want to be a part of the solution that cleans our oceans of harmful plastics and in turn, saving our planet.



INVEST

for early access to innovative new products



It starts here, with Solgaard's innovative and growing ecosystem of products spanning different markets. Since launching four years ago, we've shipped out over 100,000 units to an ever-growing customer base, gaining $8 million in cumulative revenue. Our scalable, proprietary technologies continue to change the way fabrics and plastics are used in consumer goods.

We've garnered high-profile recognition with our team, honored by Time Magazine, FastCompany, Forbes, and more.

Not only are we committed to innovating for the global citizen, the remote worker, and everyday life, but we are incredibly committed to innovating for our irreplaceable planet.



Solgaard launches Lifepack!

Our Solar-Powered & Anti-Theft backpack raised $1.2 million combined Kickstarter and Indiegogo!



Carry-On Closet V1, Hex Watches, NYC Pop Up

Expanded product categories into luggage and watches



The Leopard print comes off!

Adrian's leopard obligation ends as all Hustle Collection Launch orders are fulfilled!



Carry-On Closet 2.0 Launch

Hot off the heels of Time Magazine Best Inventions, we launched on Kickstarter raising $567k!



HomeBase Launch: over $600k!

Our first in-home product, launched via Kickstarter and raised over $600K in 45 days.



National Retailer Partnership Launch!

Launching with a major national retailer in Q4 2020

February 29th 2016 **November 2017** **March 2018** **January 2019** **July 2020** **October 2020**

June 2017 **February 2018** **October 2018** **December 2019** **September 2020** **March 2021**



Opened HQ in NYC

Started a base camp for the team in NYC after two years of working remotely.



Launching Focus Category

Launch 'Focus' Category

Estimating this will be the strongest category launch yet.



Broke $3 million in annual sales!

$3 million in annual sales for 2019, tripling from the the year before!



Hustle Collection Launch - ft. leopard print

Adrian pledged if we achieved $100k in launch sales, he would wear Leopard pants until all orders were fulfi... $440...



OCEAN PLASTICS

Shore-Tex launch on Kickstarter!

This allowed us to get the supply chain up and running for first using ocean-bound plastic to make fabric!

start engine x SOLGAARD

Launched on StartEngine

We're giving you a chance to own a part of Solgaard!

Press


TIME


FAST COMPANY
WORLD CHANGING
SOLGAARD


lonely planet


c|net


RollingStone


Forbes


WIRED


The New York Times


USA TODAY 10Best


Esquire


Los Angeles Times


Men'sHealth


GEARJUNKIE


BBC TRAVEL


GOOD MORNING AMERICA

SHOW MORE

Meet Our Team



Adrian Solgaard
Founder & CEO

Sustainability & Innovation focused, Norwegian-Canadian Entrepreneur Adrian Solgaard has successfully created and launched 8 consumer products, and shipped over 200,000 products to people all over the world. Winner of Time Magazine Best Inventions, included in FastCompany World Changing Ideas 2020, and 6-time Kickstarter success, raising more than $3 million dollars between Kickstarter and Indiegogo. Adrian pleads loyal to the crowd - including that one time he promised to wear leopard print jeans until everyone received their product (seriously, google it). Adrian's 5 core values are: Integrity, Impact, Curiosity, Freedom, and Understanding.





Chris Cavill
Creative Designer

With a degree in graphic design and over a decade of experience, the UK born, now Vancouver native makes everything we put out look great. Chris takes our sustainable messaging into premium designs that reiterate the need to take care of our planet.



Seth VerBeek
Head of Operations

From small-town Indiana to big-town NYC, this former architect oversees company operations. Having been accepted into multiple fashion and design accelerators, including an affiliate of Pratt Institute, Seth brings a decade of entrepreneurial and operations experience to the team.



Emma Garner
Head of PR

UK native with a degree in communications and public relations, Emma brings over a decade of experience in fashion and retail to the team. Specializing in luxury goods, fashion and sustainable products Emma has worked with major brands including BCBGMAXAZRIA, La Perla,



Sarah Jordan
Head of Finance

Kentucky girl turned Long Islander, Sarah has spent over a decade in the retail industry overseeing finance and operations functions. With degrees in ecomonics and finance, Sarah brings financial planning, inventory management, and audit expertise to the team.

It all started when Adrian had an idea for a backpack with a solar panel, he called Chris and they started jamming on ideas over late night calls. Six weeks later they launched Lifepack which raised over $1.2 million.



Rihanna, StriVectin, John Varvatos, and Kenneth Cole.









Marcus Svensson
Head of eCommerce

Swedish native now living in NYC, Marcus oversees eComm, email, advertising strategy and execution for Solgaard. Marcus focuses on maintaining a high degree of customer engagement which has resulted in over 5X e-commerce revenues year over year.



Austin Morales
Content Creator

The man behind the camera. From Oklahoma to the Big Apple, Austin creates viral posts that engage our followers in the discussion of sustainability. Austin's content has tallied millions of views across our social channels. All this and he still has time to tame that mustache!





Ana Reis
Sales Manager

Brazilian native now living in NYC, Ana oversees all corporate sponsorships and sales. Ana has been responsible for closing partnerships with major names for Solgaard including Celebrity Cruise Lines, Shopify, Gatorade, and the Dallas Mavericks.





Brittany Partridge
Executive Assistant

Buffalo gal in the big city, Brittany keeps everyone on schedule and organized.





Stephanie Mejia
Customer Support Lead

NYC born and bred, Stephanie keeps a close eye on emails/DMs and comments to make sure our customers are ready for their adventures.

Offering Summary

Company : Solgaard Design Inc.

Corporate Address : 1151 Broadway Suite 3S, New York, NY 10001

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount : $300.00
(per investor)

Terms

Offering Type : Equity

Security Name : Class B Non Voting Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $24,169,351.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

All investors will be invited to an owner's club communication channel which will provide company updates, early access to products, and information about new innovations and developments behind the curtain.

Early Investors:

Friends and Family: first 24 hours: 25% bonus shares

SolgaardSquad - next 48 hours: 15% bonus shares

Super Early bird - next 72 hours: 10% bonus shares

Early Bird - next 7 days: 5% bonus shares

Volume Perks:

Tier 1 perk $500 - (Solarbank Boombox)

Tier 2 perk - $1,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement)

Tier 3 perk - $2,500 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement and Carry-On Closet Suitcase)

Tier 4 perk - $5,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 5% bonus shares)

Tier 5 perk - $10,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 7% bonus shares)

Tier 6 perk - $25,000 (Limited edition, unreleased "Solgaard Shareholder" engraved watch with Swiss Movement, Carry-On Closet Suitcase, and Check-In Closet Suitcase + 10% bonus shares)

All perks occur when the offering is completed.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The 10% Bonus for StartEngine Shareholders

Solgaard Design Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Solgaard to get notified of future updates!

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information





EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Solgaard Video Transcript

Adrian:
Hey, I'm Adrian, founder and CEO. Welcome to Solgaard!

Adrian:
At Solgaard, we make gear for global citizens. We love travel, and we love the planet, and we use this two-pronged approach to every single thing that we do. Each product needs to improve the life of the person who's using it and needs to make a positive impact on the planet.

Adrian:
Every product we make is made from sustainable materials, and each product we sell pulls five pounds of plastic out of the ocean. And over the past four years, we've been able to uphold this approach with every single product that we've launched. Take Lifepack, our first product we launched four and a half years ago, that raised $1.2 million in crowd funding.

Adrian:
Then we launched the Carry-On Closet that won Time Magazine Best Inventions in 2018. Then we invented a proprietary fabric that was recognized by FastCompany's World-Changing Ideas 2020.

Adrian:
In 2019, we tripled our business over 2018, and for 2020, we've grown 465% in our e-commerce business compared to last year alone. On top of this, we launched our first home product, HomeBase. It's a smart shelf made from OceanBound Plastic with built-in wireless charging. It raised $601,000 on Kickstarter.

Adrian:
Growing this fast is exciting. These funds are going to be primarily put towards inventory and new product development. And for legal and patent reasons, I can't tell you what those new products are, but there's a few new, exciting things coming up in 2021.

Adrian:
We're a solid team with strong backgrounds across retail, e-commerce, and amazing PR, to boot. If you invest, you'll be joining a pretty strong group of other shareholders, including AJ Vaynerchuk, co-founder and COO of VaynerMedia, and Jeff Shupe, who is the COO of SRAM.

Adrian:
We love crowdfunding, and giving our backers and fans of the brand a chance to invest with us is super exciting. We've had numerous requests from our backer community to be involved deeper in the business. And now, thanks to this platform, we can offer that. Equity crowd funding is basically like Shark Tank, but available to everyone. By investing in the company through StartEngine, you'll be a shareholder in Solgaard Design, Inc. You'll be part of a

community where we'll give you updates behind the scenes of what new products are coming up, and you'll have the first access to our newest released products. And we're making a custom watch. It's a limited edition, shareholders only watch available for people who invest over a thousand dollars.

Adrian:
Thanks for considering investing in Solgaard. If you have any questions, feel free to ask us here or send us an email to investors@solgaard.co.

Collecting Ocean Plastic in The Philippines - Solgaard x PlasticBank

Rosita Perol:
[foreign language 00:00:00].

Speaker 2:
[foreign language 00:00:02].

Rosita Perol:
[foreign language 00:00:03].

Speaker 3:
The Philippines has a population of 109 million people. 4-1/2 million of its citizens are homeless and almost 18 million people are living below the poverty line. As an island nation built up of 7,641 islands, you're never far from the coast, which means the trash on the street is just one rainfall or one wind gust away from ending up in the ocean.

Gidget Velez:
Plastic bag, we really want to gather 1 billion people together to address plastic waste pollution. At the same time, we want to improve the lives of the marginalized communities.

Speaker 3:
There's a phrase that I heard often when I used to live in Denmark: "It's expensive to be poor." A lot of people need to buy their shampoo, toothpaste, deodorant at a single day's notice and in a single-use sachet packaging. With limited waste infrastructure, this leads to the Philippines being the world's number three worst plastic polluter.

Gidget Velez:
Our oceans are exposed to everyone, right? When we pollute the oceans from Philippines as number three, we do pollute the oceans of the world in general. Then you've got Indonesia as number two. You've got China as number one. We all share the same seas and the same oceans. Yes, we're polluting.

Speaker 3:
The Plastic Bank and other groups like theirs around the world are tackling the plastic crisis with a two-pronged approach that it needs: providing employment and income while reducing plastic pollution.

Adrian Solgaard:
It's great to be working together with you guys at the Plastic Bank. I really appreciate all the work that you're doing. I'm glad we're able to keep working together.

Gidget Velez:
Yeah. We're so happy that you're supporting us. We have the same advocacy. We have the same goals, right?

Adrian Solgaard:
Yeah. Absolutely.

Gidget Velez:
We want to help the world and the oceans.

Adrian Solgaard:
Yeah.

Gidget Velez:
Yeah. Thank you.

Adrian Solgaard:
Thank you.

Gidget Velez:
Thank you.

Adrian Solgaard:
Let's make the world a better place.

Gidget Velez:
Yes.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
SOLGAARD DESIGN INC.

SOLGAARD DESIGN INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1.   The name of the Corporation is Solgaard Design Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 16, 2019 under the name "Solgaard Design Inc.".

2.   This Certificate of Amendment of Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.   The terms and provisions of this Certificate of Amendment of Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Section 228 of the General Corporation Law of the State of Delaware.

4.   Article IV of the Certificate of Incorporation, relating to the authorized stock of the corporation, is amended to read in its entirety as follows:

"This Corporation is authorized to issue two classes of stock to be designated, respectively, "*Common Stock*" and "*Class B Common Stock*". The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 12,000,000 shares of Common Stock, $0.00001 par value per share ("*Common Stock*"), and (ii) 2,000,000 shares of Class B Common Stock, $0.00001 par value per share ("*Class B Common Stock*"). The shares of Common Stock and Class B Common Stock shall be identical in all respects, except that (i) the shares of Common Stock shall be entitled to one vote per share on all matters that shareholders of the Corporation are entitled to vote on and (ii) the shares of Class B Common Stock shall not be entitled to vote on any matter that shareholders of the Corporation are entitled to vote on, except as required by law.

The number of authorized shares of Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Common Stock and Class B Common Stock."

IN WITNESS WHEREOF, Solgaard Design Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on September 21, 2020.

Adrian Solgaard Janzen
_____
Adrian Solgaard Janzen
President and Chief Executive Officer